HIVE BLOCKCHAIN TECHNOLOGIES LTD.

as the Corporation

and

TSX TRUST COMPANY

as the Warrant Agent

WARRANT INDENTURE

Providing for the Issue of Warrants

Dated as of November 30, 2021

(continued)

- ii -

(continued)

- iii -

(continued)

SCHEDULES

SCHEDULE "A"	- FORM OF WARRANT CERTIFICATE	A - 1

SCHEDULE "B"	- EXERCISE NOTICE	B - 1

SCHEDULE "C"	- FORM OF DECLARATION FOR OF LEGEND	C -1

- iv -

WARRANT INDENTURE

THIS WARRANT INDENTURE (the "Indenture") is dated as of November 30, 2021.

BETWEEN:

HIVE BLOCKCHAIN TECHNOLOGIES LTD., a corporation existing under the laws of the Province of British Columbia (the "Corporation")

OF THE FIRST PART

AND:

TSX TRUST COMPANY, a trust company existing under the laws of Canada, with an office in the City of Toronto, in the Province of Ontario (the "Warrant Agent")

OF THE SECOND PART

WHEREAS pursuant to the terms of the Underwriting Agreement (as defined herein) entered into in connection with the Private Placement (as defined herein), the Corporation proposes to issue up to 10,543,775 Warrants (as defined herein), each of which will be issuable upon the conversion of special warrants and in accordance with the terms and conditions of the Special Warrant Indenture (as defined herein) and this Indenture;

AND WHEREAS pursuant to this Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one (1) Common Share (as defined herein) upon payment of the Exercise Price (as defined herein) upon the terms and conditions herein set forth;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Warrants, when created and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not the Warrant Agent.

NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Warrant Agent as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions.

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

"Applicable Law" means any applicable statute of Canada or a province or state thereof, and the regulations under any such named or other statute, relating to warrant indentures or to the rights, duties and obligations of warrant agents under warrant indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

"Auditors" means Davidson & Company LLP or such other firm of chartered accountants duly appointed as auditors of the Corporation, from time to time;

"Authenticated" means (1) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation or on which the signatures of the Corporation have been printed, lithographed or otherwise mechanically reproduced and authenticated by manual signature of an authorized signatory of the Warrant Agent; and (2) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.8 are entered in the register of holders of Warrants, "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

"Beneficial Owner" means a person that has the beneficial ownership interest in a Warrant that is represented by a Global NCI Position;

"Business Day" means any day other than Saturday, Sunday or a statutory or civic holiday, or any other day on which banks are not open for business in the Province of Ontario, and shall be a day on which the TSXV is open for trading;

"Capital Reorganization" shall have the meaning ascribed thereto in Section 4.1(1)(d);

"Certificated Warrant" means a Warrant evidenced by a Warrant Certificate or by writing or writings substantially in the form of Schedule "A", attached hereto;

"Closing Date" means the closing date of the Private Placement which is expected to occur on or about November 30, 2021;

"Common Shares" means, subject to Article 4, common shares in the capital of the Corporation as presently constituted;

"Common Share Reorganization" shall have the meaning ascribed thereto in Section 4.1(1)(a);

"Confirmation" shall have the meaning ascribed thereto in Section 3.2(2);

"convertible securities" shall have the meaning ascribed thereto in Section 4.1(1)(a)(iii);

"Counsel" means a barrister or solicitor or a firm of barristers or solicitors acceptable to the Warrant Agent, which may or may not be counsel for the Corporation;

"Current Market Price" of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the five consecutive Trading Days ending three Trading Days prior to such date on the TSXV or if on such date the Common Shares are not listed on the TSXV, on such stock exchange upon which such Common Shares are listed and as selected by the directors of the Corporation, acting reasonably, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purpose by the directors or, if not on any over-the-counter-market, by such firm of independent chartered accountants as may be selected for such purpose by the directors of the Corporation, acting reasonably;

"Depository" means CDS Clearing and Depository Services Inc., or its successor, or such other person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

"Depository Participants" means institutions that participate directly or indirectly in the Depository's NCI system for the Warrants;

"Dividends" means any dividends paid by the Corporation;

"Effective Date" means the date of this Indenture;

"Exchange Rate" means the number of Common Shares subject to the right of purchase under each Warrant which at the Effective Date is equal to one;

"Exercise Date" means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or is deemed to be validly exercised in accordance with Article 3 hereof;

"Exercise Notice" has the meaning set forth in Section 3.2(1);

"Exercise Price" at any time means the price at which a whole Common Share may be purchased by the exercise of a whole Warrant, which is $6.00 per Common Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1;

"Expiry Date" means May 30, 2024;

"Expiry Time" means 4:00 p.m. (Toronto time) on the Expiry Date;

"Extraordinary Resolution" has the meaning set forth in Section 7.11(1);

"Global NCI Position" means the Warrants issued to and registered in the name of the Depository or its nominee pursuant to the non-certificated inventory system in accordance with Section 2.6;

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Warrant Agent;

"Issue Date" means the date of the conversion of the special warrants of the Corporation in accordance with the terms and conditions of the Special Warrant Indenture;

"NCI" means non-certificated inventory;

"person" means an individual, body corporate, partnership, trust, warrant agent, executor, administrator, legal representative or any unincorporated organization;

"Private Placement" means the private placement offering, on a bought deal basis, of 19,170,500 special warrants of the Corporation pursuant to the Underwriting Agreement and the subscription agreements entered into on the Closing Date between the Corporation and the purchasers of Special Warrants;

"register" means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.8;

"Regulation S" means Regulation S as promulgated by the SEC under the U.S. Securities Act;

"Rights Offering" shall have the meaning ascribed thereto in Section 4.1(1)(b);

"Rights Period" shall have the meaning ascribed thereto in Section 4.1(1)(b);

"SEC" means the United States Securities and Exchange Commission;

"Shareholders" means holders of Common Shares;

"Special Distribution" shall have the meaning ascribed thereto in Section 4.1(1)(c);

"Special Warrants" means the special warrants created and issued by the Corporation under the Special Warrant Indenture for a purchase price of $6.00 per Special Warrant and entitling the holder thereof to acquire one Unit upon the exercise or deemed exercise thereof, in accordance with the Special Warrant Indenture, without payment of additional consideration or further action on the part of the holder of Special Warrants;

"Special Warrant Indenture" means the special warrant indenture dated November 30, 2021 entered into between the Corporation and the Warrant Agent;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"this Warrant Indenture", "this Indenture", "this Agreement", "hereto" "herein", "hereby", "hereof" and similar expressions mean and refer to this indenture and any indenture, deed or instrument supplemental hereto; and the expressions "Article", "Section", "subsection" and "paragraph" followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this indenture;

"Trading Day" means, with respect to the TSXV, a day on which such exchange is open for the transaction of business and with respect to another exchange or an over-the-counter market means a day on which such exchange or market is open for the transaction of business;

"TSXV" means the TSX Venture Exchange;

"Uncertificated Warrant" means any Warrant which is not a Certificated Warrant;

"Underwriters" means the Lead Underwriter, together with a syndicate of underwriters, including BMO Nesbitt Burns Inc., Canaccord Genuity Corp., and PI Financial Corp., being the underwriters with respect to the Private Placement;

"Underwriting Agreement" means the underwriting agreement dated as of November 30, 2021 between the Corporation and the Underwriters in respect of the Private Placement;

"Underwriters' Option" means the option of the Underwriters to increase the size of the Offering by up to an additional 15% of Special Warrants;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"Units" means the units of the Corporation underlying the Special Warrants with each Unit comprised of and entitled the holder to receive one Common Share and one-half Warrant;

"U.S. Person" has the meaning set forth in Rule 902(k) of Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Warrant Agency" means the principal office of the Warrant Agent in the City of Toronto or such other place as may be designated in accordance with Section 3.5;

"Warrant Agent" means TSX Trust Company, in its capacity as warrant agent of the Warrants, or its successors from time to time;

"Warrant Certificate" means a certificate, substantially in the form set forth in Schedule "A" hereto, to evidence those Warrants that will be evidenced by a certificate;

"Warrantholders", or "holders" without reference to Warrants, means the persons who are registered owners of Warrants as such names appear on the register, and for greater certainty, shall include the Depository as well as the holders of Certificated Warrants appearing on the register of the Warrant Agent;

"Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders representing in the aggregate not less than 20% of the aggregate number of all Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein; and

"Warrants" means the Common Share purchase warrants created by and authorized by and issuable under this Indenture, to be issued and Authenticated hereunder in certificated form and/or held through the NCI system on a no certificate issued basis, each entitling the holder thereof to purchase one (1) Common Share (subject to adjustment as herein provided) at the Exercise Price prior to the Expiry Time;

"written order of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by its Chief Executive Officer or Chief Financial Officer, or a person acting in any such capacity for the Corporation, and may consist of one or more instruments so executed.

Section 1.2 Gender and Number.

Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

Section 1.3 Headings, Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Warrants.

Section 1.4 Day not a Business Day.

If any day on or before which any action or notice is required to be taken or given hereunder is not a Business Day, then such action or notice shall be required to be taken or given on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.5 Time of the Essence.

Time shall be of the essence of this Indenture.

Section 1.6 Language.

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up only in the English language. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Section 1.7 Monetary References.

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

Section 1.8 Applicable Law.

This Indenture, the Warrants, the Warrant Certificates (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario, and the federal laws applicable therein. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

ARTICLE 2

ISSUE OF WARRANTS

Section 2.1 Creation and Issue of Warrants.

(1) A maximum of 10,543,775 Warrants (subject to adjustment as herein provided) are hereby created and authorized to be issued on the Issue Date or from time to time thereafter in accordance with the terms and conditions hereof by the Corporation. By written order of the Corporation, made from time to time on or after the Issue Date, the Warrant Agent shall deliver Warrant Certificates to Warrantholders and record the name of the Warrantholders on the register for Warrants of the Warrant Agent. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

(2) The Warrant Agent is hereby appointed as warrant agent in respect of the Warrants.

Section 2.2 Terms of Warrants.

(1) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Article 4, each Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one

(1) Common Share upon payment of the Exercise Price.

(2) No certificate or other forms of ownership statement evidencing fractional Warrants shall be issued or otherwise provided for and a Warrantholder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto. If any fraction of a Warrant would otherwise be issuable, the number of Warrants so issued shall be rounded down to the nearest whole Warrant.

(3) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(4) The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Section 4.1.

Section 2.3 Warrantholder not a Shareholder.

Except as may be specifically provided herein, nothing in this Indenture or in the holding of a Warrant Certificate, entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to Dividends and other allocations.

Section 2.4 Warrants to Rank Pari Passu.

All Warrants shall, save as to denominations, be of like tenor and effect. All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

Section 2.5 Form of Warrants, Certificated Warrants.

The Warrants may be issued in both certificated and uncertificated form. Each Warrant originally issued to, or for the account or benefit of, a U.S. Person must be issued in individually certificated form only and bear the applicable legend set forth in Section 3.3. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, which shall be dated as of the issue date thereof, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a Global NCI Position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.6.

Section 2.6 Global NCI Position.

(1) Reregistration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the NCI system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided in this Section 2.6, Beneficial Owners in any Global NCI Position shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register referred to in Section 2.8 herein. Notwithstanding any terms set out herein, Warrants bearing any legends and held in the name of the Depository may only be held in the form of Uncertificated Warrants in accordance with the Internal Procedures of the Warrant Agent.

(2) Notwithstanding any other provision in this Indenture, no Global NCI Position may be exchanged in whole or in part for Warrants registered, and no transfer of any Global NCI Position in whole or in part may be registered, in the name of any person other than the Depository for such Global NCI Position or a nominee thereof unless:

(a) the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the NCI system and the Corporation is unable to locate a qualified successor;

(b) the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the Global NCI Position and the Corporation is unable to locate a qualified successor;

(c) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(d) the Corporation determines that the Warrants shall no longer be held as a Global NCI Position through the Depository;

(e) such right is required by Applicable Law, as determined by the Corporation and the Corporation's Counsel;

(f) the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person; or

(g) such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent,

following which, Warrants for those holders requesting the same shall be registered and issued to the Beneficial Owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide an officer's certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.6(2)(a)-(f).

(3) Subject to the provisions of this Section 2.6, any exchange of the Global NCI Position for Warrants which is not a Global NCI Position may be made in whole or in part in accordance with the provisions of Section 2.10, mutatis mutandis. All such Warrants issued in exchange for a Global NCI Position or any portion thereof shall be registered in such names as the Depository for such Global NCI Position shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to Global NCI Position) as the Global NCI Position or portion thereof surrendered upon such exchange.

(4) Every Warrant that is Authenticated upon registration or transfer of a Global NCI Position, or in exchange for or in lieu of a Global NCI Position or any portion thereof, whether pursuant to this Section 2.6, or otherwise, shall be Authenticated in the form of, and shall be, a Global NCI Position, unless such Warrant is registered in the name of a person other than the Depository for such Global NCI Position or a nominee thereof.

(5) Notwithstanding anything to the contrary in this Indenture, subject to Applicable Law, the Global NCI Position will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(6) The rights of Beneficial Owners of Warrants who hold securities entitlements in respect of the Warrants through the NCI system shall be limited to those established by Applicable Law and agreements between the Depository and the Depository Participants and between such Depository Participants and the Beneficial Owners of Warrants who hold securities entitlements in respect of the Warrants through the NCI system, and such rights must be exercised through a Depository Participant in accordance with the rules and procedures of the Depository.

(7) Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a) the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the NCI system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the NCI system (other than the Depository or its nominee);

(b) maintaining, supervising or reviewing any records of the Depository or any Depository Participant relating to any such interest; or

(c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Depository Participant.

(8) The Corporation may terminate the application of this Section 2.6 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a Person other than the Depository.

Section 2.7 Warrant Certificate.

(1) For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent upon the written order of the Corporation. Each Warrant Certificate shall be signed by an authorized officer of the Corporation; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has the applicable signature as hereinbefore provided shall be valid notwithstanding that such person whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(2) The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(3) Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and Applicable Law, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(4) No Warrant shall be considered issued, valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(5) No Certificated Warrant shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by signature by or on behalf of the Warrant Agent substantially in the form of the Warrant set out in Schedule "A" hereto. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(6) No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

Section 2.8 Register of Warrants

(1) The Warrant Agent, at the Warrant Agency, shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(a) the name and address of the Warrantholders, the date of Authentication thereof and the number of Warrants;

(b) whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(c) whether such Warrant has been cancelled; and

(d) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The register shall be available for inspection by the Corporation and or any Warrantholder during the Warrant Agent's regular business hours on a Business Day and upon written request of the Corporation and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(2) Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably: (a) consented to the foregoing authority of the Warrant Agent to make such error corrections; and (b) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

Section 2.9 Issue in Substitution for Warrant Certificates Lost, etc.

(1) If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Law, shall issue and thereupon the Warrant Agent shall certify and deliver, a new Warrant Certificate of like tenor, date and bearing the same legend, if applicable, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.9 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issuance thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

Section 2.10 Exchange of Warrant Certificates.

(1) Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent (including compliance with applicable securities legislation), be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Warrant Certificate or Warrant Certificates so exchanged.

(2) Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

(3) Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate from the holder (or such other instructions, in form satisfactory to the Warrant Agent) tendered for exchange shall be surrendered to the Warrant Agency and cancelled by the Warrant Agent. exchanged.

(a) Warrant Certificates exchanged for Warrant Certificates that bear a legend shall bear the same legend.

Section 2.11 Transfer and Ownership of Warrants.

(1) The Warrants may only be transferred on the register kept by the Warrant Agent at the Warrant Agency by the holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon: (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form as set forth in Schedule "A"; (b) in the case of NCI Warrants, in accordance with procedures prescribed by the Depository under its NCI system; and (c) upon compliance with:

(i) the conditions herein;

(ii) such reasonable requirements as the Warrant Agent may prescribe; and

(iii) all applicable securities laws and requirements and regulations of regulatory authorities having jurisdiction with respect to such transfer;

and, in the case of (a) above, such transfer shall be duly noted in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, and in the case of (b) above, shall be recorded through the relevant Depository Participant in accordance with the NCI system. Transfers within the systems of the Depository are not the responsibility of the Warrant Agent and will not be noted on the register maintained by the Warrant Agent.

(2) Subject to the provisions of this Indenture and Applicable Law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of Common Shares by the Corporation upon the exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder.

Section 2.12 Cancellation of Surrendered Warrants.

All Warrant Certificates surrendered pursuant to Section 2.9, Section 2.10, Section 2.11 Article 3 and Section 5.1 shall be cancelled by the Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates cancelled.

ARTICLE 3

EXERCISE OF WARRANTS

Section 3.1 Right of Exercise.

Subject to the provisions hereof, each Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one (1) Common Share for each Warrant held after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein.

Section 3.2 Warrant Exercise.

(1) Warrantholders who wish to exercise the Certificated Warrants held by them in order to acquire Common Shares must complete the exercise form (the "Exercise Notice") attached to the Warrant Certificate(s) which form is attached hereto as Schedule "B", which may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Notice and a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent at the Warrant Agency. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(2) A Beneficial Owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the Global NCI Position who desires to exercise his or her Warrants must do so by causing a Depository Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a "Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through the NCI registration system. An electronic exercise of the Warrants initiated by the Depository Participant through the NCI system, shall constitute a representation to both the Corporation and the Warrant Agent that the Beneficial Owners at the time of exercise of such Warrants: (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a person in the United States; and (c) did not execute or deliver the notice of the owner's intention to exercise such Warrants in the United States. If the Depository Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be withdrawn from the NCI system, by the Depository Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such Beneficial Owner or Depository Participant and the exercise procedures set forth in Section 3.2(1) shall be followed.

(3) Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Depository Participant in a manner acceptable to it. A notice in form acceptable to the Depository Participant and payment from such Beneficial Owner should be provided to the Depository Participant sufficiently in advance so as to permit the Depository Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent for onward payment by the Warrant Agent to the Corporation which the Warrant Agent will pay to the Corporation, as soon as reasonably practicable, and the Warrant Agent will execute the exercise by facilitating the issuance to the Depository through the NCI registration system of the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Depository Participant exercising the Warrants on its behalf.

(4) By causing a Depository Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Depository Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

(5) Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Depository Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Depository Participant or the Warrantholder.

(6) The Exercise Notice referred to in this Section 3.2 shall be signed by the Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such Exercise Notice need not be executed by the Depository.

(7) Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Common Shares subscribed formust be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(8) Notwithstanding the foregoing in this Section 3.2, Warrants may only be exercised pursuant to this Section 3.2 by or on behalf of a Warrantholder, as applicable, who makes one of the certifications set forth on the Exercise Notice set out in Schedule "B" and deliver, if applicable, any legal opinion or other evidence as required by the Corporation.

(9) If the form of Exercise Notice set forth in the Warrant Certificate shall have been materially amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Warrantholders.

(10) Exercise Notices and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice or Confirmations received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(11) Any Warrant with respect to which an Exercise Notice or a Confirmation is not received by the Warrant Agent before the Expiry Time on the Expiry Date shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

(12) No Warrantholder shall have any right to receive, and the Corporation shall be under no obligation to pay to any Warrantholder, any cash amount or other consideration or compensation upon exercise of the Warrants, other than as expressly provided by this Warrant Indenture, and the Corporation shall not be under any obligation to redeem or otherwise purchase any Warrants in any circumstance; provided, however, that nothing in this clause shall limit or restrict any remedies of the Warrant Agent or any Warrantholder or Warrantholders in respect of a breach by the Corporation of a representation, warranty or covenant hereunder.

Section 3.3 Persons in the United States.

(1) Warrants may not be exercised by a Warrantholder who is a person in the United States, a U.S. Person, a person exercising for the account or benefit of a U.S. Person, or person requesting delivery of the Common Shares issuable upon exercise of the Warrants in the United States, unless such holder shall provide to the Corporation either:

(a) a written certification that such holder is either: (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. Person by a professional fiduciary organized, incorporated, or (if an individual) resident in the United States; or (ii)(A) at the time of exercise of the Warrants is not in the United States; (B) is not a U.S. Person and is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States; (C) did not execute or deliver the exercise form in the United States; and (D) was not a U.S. Person or in the United States when the Warrants were acquired; and (E) was not a U.S. Person or in the United States at the time the Warrants were offered to such holder; or

(b) a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Common Shares.

(2) No Warrant Certificates or Common Shares will be registered or delivered to an address in the United States unless the holder complies with the requirements of subsection 3.3(1)(a) or (b) above, and, in the case of subsection (b), the Corporation has confirmed in writing to the Warrant Agent that the opinion of counsel is satisfactory to the Corporation. The certificates representing any Common Shares issued in connection with the exercise of Warrants pursuant to 3.3(1)(b) shall bear the legend set forth in Section 3.3(3) of this Indenture. Certificates representing Common Shares issued in connection with the exercise of Warrants pursuant to subsection 3.3(1)(a) shall not bear the legend set forth in Section 3.3(3) and Section 3.3(4).

(3) The Warrants and the Common Shares are "restricted securities" within the meaning of Rule 144 of the U.S. Securities Act and have not been, and will not be, registered under the U.S. Securities Act or applicable state securities laws. Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Warrants and the Common Shares, originally issued to or held by a person in the United States or a U.S. Person (or to or for the account or benefit of a U.S. Person) as well as all certificates issued to a person in the United States or a U.S. Person (or to or for the account or benefit of a U.S. Person) in exchange or substitution for such certificates shall bear a legend substantially in the following form:

"THE SECURITIES REPRESENTED HEREBY [AND IF A WARRANT, THE FOLLOWING SHALL BE ADDED: AND THE SECURITIES ISSUABLE PURSUANT HERETO] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF HIVE BLOCKCHAIN TECHNOLOGIES LTD. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT OR (2) RULE 144, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES."

provided, that if, at any time the Corporation is a "foreign issuer" as defined in Regulation S, such Warrants or Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, and in compliance with Canadian local laws and regulations, then the legend may be removed by providing a declaration to the Warrant Agent or the registrar and transfer agent, as applicable, in substantially the following form set out in Schedule "C" (or as the Corporation may prescribe from time to time):

"The undersigned: (a) acknowledges that the sale of the ______________ securities of Hive Blockchain Technologies Ltd. (the "Corporation") to which this declaration relates, represented by certificate number ______________, is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"); and (b) certifies that: (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either: (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States; or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S."

and, if required or requested by the Corporation, an opinion of counsel of recognized standing, in form and substance satisfactory to the Corporation, to the effect that the transfer is being made in compliance with Rule 904 of Regulation S; and

provided further, that, if any of such Warrants or Common Shares are being sold pursuant to Rule 144 or Rule 144A under the U.S. Securities Act or a transaction that does not require registration under the U.S. Securities Act or applicable securities laws of any State of the United States, the legend may be removed by delivery to the Warrant Agent or the registrar and transfer agent, as applicable, of an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and any applicable state securities laws.

(4) All Warrant Certificates and all certificates issued to a person in the United States or a U.S. Person (or to or for the account or benefit of a U.S. Person) in exchange for or in substitution of such certificates, shall bear a legend substantially in the following form:

"THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LAWS OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE AND A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

Section 3.4 Transfer Fees and Taxes.

If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall execute the form of transfer and will comply with such reasonable requirements as the Warrant Agent may stipulate and will pay to the Corporation or the Warrant Agent on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Warrant Agent that such tax has been paid or that no tax is due.

Section 3.5 Warrant Agency.

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Warrant Agency, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Warrant Agent has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency (subject to the Warrant Agent's prior approval) and will give notice to the Warrant Agent of any proposed change of the Warrant Agency. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Warrant Agent, may designate. The Warrant Agent will from time to time when requested to do so by the Corporation or any Warrantholder, upon payment of its reasonable fees, furnish a list of the names and addresses of Warrantholders showing the number of Warrants held by each such Warrantholder.

Section 3.6 Effect of Exercise of Warrant Certificates.

(1) Upon the exercise of Warrants pursuant to and in compliance with Section 3.2 and subject to Section 3.3 and Section 3.4, the Common Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of such Common Shares on the Exercise Date unless the register shall be closed on such date, in which case the Common Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such register is reopened. It is hereby understood that in order for Beneficial Owners to be holders of Common Shares of record on an Exercise Date, Beneficial Owners must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one (1) Business Day prior to such Exercise Date.

(2) Within five (5) Business Days after the Exercise Date with respect to a Warrant, the Warrant Agent shall notify the Corporation and the Corporation shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the NCI registration system.

Section 3.7 Partial Exercise of Warrants; Fractions.

(1) The holder of any Warrants may exercise his right to acquire a number of whole Common Shares less than the aggregate number which the holder is entitled to acquire. In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(2) Notwithstanding anything herein contained including any adjustment provided for in Section 4.1, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares. If any fraction of a Common Shares would otherwise be issuable, the number of Common Shares so issued shall be rounded down to the nearest whole Common Share and the holder shall not be entitled to any compensation.

Section 3.8 Expiration of Warrants.

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

Section 3.9 Accounting and Recording.

(1) The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised and shall as soon as reasonably practicable forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Warrant Agent on the subscription of Common Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Warrant Agent shall be received as agent for, and shall be segregated and kept apart by the Warrant Agent, the Warrantholders and the Corporation as their interests may appear.

(2) The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

Section 3.10 Securities Restrictions.

Notwithstanding any provision to the contrary contained in this Indenture, in relation to the issuance of Common Shares outside of Canada, no Common Shares will be issued pursuant to the exercise of any Warrant if the issuance of such securities would constitute a violation of the securities laws of any such jurisdiction, and, without limiting the generality of the foregoing, the Corporation will legend the certificates representing the Common Shares if, in the opinion of counsel to the Corporation such legend is necessary in order to avoid a violation of any securities laws of any such jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Corporation, acting reasonably, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at his expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel of recognized standing satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such securities in a transaction in which such legends are not required, such legended certificates may thereafter be surrendered to the order of the Corporation in exchange for a certificate which does not bear such legends.

The Warrant Agent shall be entitled to assume that the Common Shares may be issued pursuant to the exercise of any Warrant without violating any applicable securities laws and upon legending the certificate representing the Common Shares as required under Section 3.3 unless the Warrant Agent has received notice in writing from the Corporation stating otherwise.

ARTICLE 4

ADJUSTMENT OF NUMBER OF COMMON SHARES

AND EXERCISE PRICE

Section 4.1 Adjustment of Number of Common Shares and Exercise Price.

(1) The rights to acquire Common Shares hereunder are subject to adjustment from time to time as follows:

(a) if and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation:

(i) subdivides its outstanding Common Shares into a greater number of shares;

(ii) consolidates its outstanding Common Shares into a smaller number of shares; or

(iii) issues Common Shares or securities exchangeable for or convertible into Common Shares (collectively, "convertible securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock distribution, stock dividend or otherwise, any of such events in these clauses (i), (ii) and (iii) being called a "Common Share Reorganization", the Exchange Rate shall be adjusted immediately after the effective date of the subdivision or consolidation or on the record date for the issue of Common Shares or convertible securities by way of stock distribution, stock dividend or otherwise, by multiplying the Exchange Rate by the fraction of which:

(A) the numerator is the total number of Common Shares outstanding immediately after such effective or record date, or, in the case of the issuance of convertible securities, the total number of Common Shares outstanding immediately after such date plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(B) the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date;

and the Exercise Price shall be adjusted at the same time by multiplying the Exercise Price in effect at the time of such event by the inverse of the aforesaid fraction. The Corporation shall make such adjustment successively whenever any event referred to in this Section 4.1(1)(a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(1)(a). Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any convertible securities are not converted into or exchanged for Common Shares, the Exchange Rate shall be readjusted to the number of Common Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b) if and whenever at any time from the date hereof and prior to the Expiry Time the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than forty-five (45) days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per Common Share) to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding as of the record date for the Rights Offering plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price; and

(ii) the denominator of which shall be the number of Common Shares outstanding as of the record date for the Rights Offering plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price that would then be in effect if such record date had not been fixed or, if any rights or warrants are exercised, to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(1)(b), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this Section 4.1(1)(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates.

(c) if and whenever at any time from the date hereof and prior to the Expiry Time the Corporation shall fix a record date for the making of an issuance or distribution to all or to substantially all the holders of the outstanding Common Shares of:

(i) securities of the Corporation of any class, whether of the Corporation or any other entity (other than Common Shares) or convertible securities exchangeable or convertible into Common Shares, or rights, options or warrants to subscribe for or purchase Common Shares, other than a Common Share Reorganization or Rights Offering,

(ii) evidences of indebtedness of the Corporation, or

(iii) any property or other assets (excluding cash dividends),

any of such non-excluded events being herein called a "Special Distribution", then in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (whose determination shall be conclusive, subject to TSXV approval), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or any rights, options or warrants so distributed are not exercised, the Exercise Price shall be readjusted to the Exercise Price that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(1)(c), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment.

(d) if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares, a change in the Common Shares into other shares or securities, or a capital reorganization of the Corporation other than as described in Section 4.1(1)(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety (any such event being herein called a "Capital Reorganization"), any Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such rights thereafter, shall be entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the Exchange Rate to which it was previously entitled, the kind and number of Common Shares or other securities or property that the holder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares obtainable upon the exercise of Warrants then held. The Corporation shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(1)(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of shares, other securities or property.

(2) The following rules and procedures shall be applicable to adjustments made pursuant to Section 4.1:

(a) where Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be for an event referred to herein, the Corporation may defer, until the occurrence of that event, issuing to the holder exercising its acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Common Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event. If the Corporation relies on this Section 4.1(2)(a) to defer issuing an adjusted number of Common Shares, other securities or property to the holder, the holder has the right to receive any distributions made on the adjusted number of Common Shares, other securities or property declared in favour of shareholders of record on and after the Exercise Date or such later date as the holder would, but for the provisions of this Section 4.1(2)(a), have become the holder of record of the adjusted number of Common Shares, other securities or property pursuant to Section 4.1;

(b) the adjustments provided for in Section 4.1 are cumulative and, subject to Section 4.1(2)(c), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment under Article 4. After any adjustment pursuant to Article 4, the term "Common Share" where used in the Warrant Certificate shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to Section 4.1, the holder is entitled to receive upon the exercise of its Warrant, and the number of Common Shares obtainable in any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares the holder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to Section 4.1, upon the full exercise of a Warrant;

(c) no adjustment in the number of Common Shares or other securities issuable on the exercise of the Warrants shall be required unless the adjustment would result in a change of at least one-percent (1%) in the number of Common Shares or other securities then issuable on the exercise of the Warrants, provided, however, that any adjustments that, except for the provisions of this Section 4.1(2)(c) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(d) all shares of any class which the holder is at the time in question entitled to receive on the exercise of a Warrant, whether or not as a result of adjustments made pursuant to Section 4.1 are, for the purposes of the interpretation of the Warrant Certificate, deemed to be securities which the holder is entitled to acquire pursuant to the exercise of a Warrant;

(e) in the event of a question arising with respect to the adjustments provided for in Section 4.1, that question shall be conclusively determined by the Auditors who shall have access to all necessary records of the Corporation, and a determination by the Auditors shall be binding upon the Corporation, the Warrant Agent, the holder and all other persons interested therein;

(f) if the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Common Shares obtainable upon exercise of any Warrant shall be required by reason of the setting of such record date; and

(g) in the absence of a resolution of the directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

Section 4.2 Entitlement to Common Shares on Exercise of Warrant.

All Common Shares or shares of any class or other securities, which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be Common Shares which such Warrantholder is entitled to acquire pursuant to such Warrant.

Section 4.3 No Adjustment for Certain Transactions.

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Indenture or in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued at the date hereof.

Section 4.4 Determination by Independent Firm.

In the event of any question arising with respect to the adjustments provided for in Section 4.1(2)(e) such question shall be conclusively determined by an independent firm of chartered accountants other than the Auditors, who shall have access to all necessary records of the Corporation, and the fees and expenses of which shall be borne by the Corporation, and such determination shall be binding upon the Corporation, the Warrant Agent, all holders and all other persons interested therein.

Section 4.5 Proceedings Prior to any Action Requiring Adjustment.

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Common Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

Section 4.6 Certificate of Adjustment.

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Corporation to the Warrant Agent specifying the nature of the event requiring the adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate, if required by the Warrant Agent, shall be supported by a certificate of the Corporation's Auditors verifying such calculation. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Corporation's Auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

Section 4.7 Notice of Special Matters.

The Corporation covenants with the Warrant Agent that, so long as any Warrant remains outstanding, it will give notice to the Warrant Agent and to the Warrantholders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than ten 10 Business Days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Warrant Agent a computation of the adjustment and give notice to the Warrantholders of such adjustment computation.

Section 4.8 No Action after Notice.

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which would deprive the Warrantholder of the opportunity to exercise its right of acquisition pursuant thereto during the period of five (5) days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

Section 4.9 Other Adjustments.

If the Corporation, after the date hereof, shall take any action affecting the Common Shares other than action described in Section 4.1, which in the opinion of the directors of the Corporation would materially affect the rights of Warrantholders, the Exercise Price and/or the Exchange Rate, there shall be an adjustment in such manner, if any, and at such time, by action of the directors of the Corporation, acting reasonably and in good faith, in their sole discretion as they may determine to be equitable to the Warrantholders in such circumstances, provided that no such adjustment will be made unless prior approval of any stock exchange on which the Common Shares are listed for trading has been obtained.

Section 4.10 Protection of Warrant Agent.

The Warrant Agent shall not:

(a) at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the said adjustment;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d) incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

Section 4.11 Participation by Warrantholder.

No adjustments shall be made pursuant to this Article 4 if the Warrantholders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to, or on the effective date or record date of, such event.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

Section 5.1 Optional Purchases by the Corporation.

Subject to compliance with applicable securities laws and regulations and approval of applicable regulatory authorities, including the TSXV, the Corporation may from time to time purchase by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors of the Corporation, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent and reflected accordingly on the register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly on the register of Warrants and in accordance with procedures prescribed by the Depository under the NCI registration system. No Warrants shall be issued in replacement thereof.

Section 5.2 General Covenants.

The Corporation covenants with the Warrant Agent that until the termination of this Indenture:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b) the issue of the Warrants and the issue of the Common Shares issuable upon exercise thereof does not and will not, so long as any Warrants remain outstanding, result in a breach by the Corporation of, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by the Corporation of any Applicable Law, and does not and will not conflict with any of the terms, conditions or provisions of the memorandum of association, articles of association or resolutions of the Corporation;

(c) it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(d) all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable, free and clear of all encumbrances;

(e) it will use reasonable commercial efforts to maintain its existence and carry on its business in the ordinary course, provided that this clause shall not be construed as limiting or restricting the Corporation to agree to a consolidation, amalgamation, arrangement, takeover bid, or merger even if the transaction would alter the Corporation's existence or business in the ordinary course;

(f) it will use reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV (or such other recognized Canadian stock exchange acceptable to the Corporation), provided that this clause shall not be construed as limiting or restricting the Corporation to agree to a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on the TSXV, so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the TSXV or other recognized Canadian stock exchange on which the Common Shares are trading;

(g) it will use its best efforts to make all requisite filings under applicable Canadian legislation including those necessary to remain a reporting issuer not in default in each of the provinces and other jurisdictions where it is or becomes a reporting issuer;

(h) generally, it will use commercially reasonable efforts to perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

(i) it will promptly give written notice to the Warrant Agent and Warrantholders of a default under the terms of the Indenture.

Section 5.3 Warrant Agent's Remuneration and Expenses.

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after thirty (30) days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation or removal of the Warrant Agent and/or the termination or discharge of this Indenture.

Section 5.4 Performance of Covenants by Warrant Agent.

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

Section 5.5 Enforceability of Warrants.

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 6

ENFORCEMENT

Section 6.1 Suits by Warrantholders.

All or any of the rights conferred upon any Warrantholder by any of the terms of this Indenture may be enforced by the Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

Section 6.2 Suits by the Corporation.

The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued to a Warrantholder hereunder and shall be entitled to demand such payment from the Warrantholder or alternatively to instruct the registrar and transfer agent to cause the cancellation of the share certificates and amend the securities register accordingly.

Section 6.3 Immunity of Shareholders, etc.

Subject to Applicable Law the Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, trustee, employee or agent of the Corporation or any successor Corporation on any covenant, agreement, representation or warranty by the Corporation herein. The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation, but only the property of the Corporation (or any successor person) shall be bound in respect hereof.

Section 6.4 Waiver of Default.

Upon the happening of any default hereunder:

(a) the Warrantholders of not less than fifty-one (51%) of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, on the advice of Counsel, if, in the Warrant Agent's opinion, based on the advice of Counsel, the same shall have been cured or adequate provision made therefore;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7

MEETINGS OF WARRANTHOLDERS

Section 7.1 Right to Convene Meetings.

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. If the Warrant Agent fails to so call a meeting within seven (7) days after receipt of such written request of the Corporation or such Warrantholders' Request and the indemnity and funding given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be mutually approved or determined by the Warrant Agent and the Corporation.

Section 7.2 Notice.

At least twenty-once (21) days' prior written notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Section 7.2.

Section 7.3 Chairman.

An individual (who need not be a Warrantholder) designated in writing by the Warrant Agent and the Corporation shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chairman.

Section 7.4 Quorum.

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholder(s) present in person or by proxy and holding at least ten percent (10%) of the aggregate number of then outstanding Warrants. If a quorum of the Warrantholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be holding at least ten percent (10%) of the aggregate number of all then outstanding Warrants.

Section 7.5 Power to Adjourn.

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 7.6 Show of Hands.

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 7.7 Poll and Voting.

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy and representing in the aggregate at least five-percent (5%) of the aggregate number of all the Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(2) On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

Section 7.8 Regulations.

(1) The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a) the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting;

(b) the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) the form of the instrument of proxy; and

(e) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or proxies of Warrantholders.

Section 7.9 Corporation and Warrant Agent May be Represented.

The Corporation and the Warrant Agent, by their respective directors, officers, agents, and employees and the Counsel for the Corporation and for the Warrant Agent may attend any meeting of the Warrantholders.

Section 7.10 Powers Exercisable by Extraordinary Resolution.

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power exercisable from time to time by Extraordinary Resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent's prior consent, acting reasonably) or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c) to direct or to authorize the Warrant Agent, subject to Section 9.2(2) hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d) to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Warrantholders;

(f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g) to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h) with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

Section 7.11 Meaning of Extraordinary Resolution.

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders holding at least 10% of the aggregate number of then outstanding Warrants and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of then outstanding Warrants at the meeting and voted on the poll upon such resolution.

(2) If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least ten percent (10%) of the aggregate number of then outstanding Warrants are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to such day, being not less than fifteen (15) or more than sixty (60) days later, and to such place and time as may be appointed by the chairman. Not less than fourteen (14) days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least ten percent (10%) of the aggregate number of then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(3) Subject to Section 7.14, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 7.12 Powers Cumulative.

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

Section 7.13 Minutes.

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly recorded in books, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

Section 7.14 Instruments in Writing.

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders holding not less than 66 2/3% of the aggregate number of then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

Section 7.15 Binding Effect of Resolutions.

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

Section 7.16 Holdings by Corporation Disregarded.

In determining whether Warrantholders holding the required number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, vote, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or a subsidiary of the Corporation shall be disregarded in accordance with the provisions of Section 10.7. The Corporation shall provide the Warrant Agent with a Certificate of the Corporation providing details of any Warrants held by the Corporation or by a subsidiary of the Corporation upon the written request of the Warrant Agent.

ARTICLE 8

SUPPLEMENTAL INDENTURES

Section 8.1 Provision for Supplemental Indentures for Certain Purposes.

From time to time, the Corporation (when authorized by action of the directors of the Corporations and the approval, if any, of any applicable regulator) and the Warrant Agent may, subject to the provisions hereof, and subject to compliance with applicable securities legislation and the approval, if any, of applicable regulatory authorities, including the TSXV, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) setting forth any adjustments resulting from the application of the provisions of Article 4;

(b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(c) increasing the number of Warrants issuable under this Indenture and providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel;

(d) giving effect to any Extraordinary Resolution passed as provided in Section 7.11;

(e) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(f) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g) modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

Section 8.2 Successor Entities.

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity ("successor entity"), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 9

CONCERNING THE WARRANT AGENT

Section 9.1 Warrant Indenture Legislation.

(1) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Law, such mandatory requirement shall prevail. In the event of a conflict or inconsistency between a provision of this Indenture and in the Warrant Certificates issued hereunder, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

(2) The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Law.

Section 9.2 Rights and Duties of Warrant Agent.

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligent action, wilful misconduct, bad faith or fraud under this Indenture.

(2) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent and its officers, directors, employees and agents, against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrants the Warrant Agent shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Law.

(5) The Warrant Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received documentation which complies with the terms of this Indenture, which documentation does not require the exercise of any discretion or independent judgment.

(6) No duty shall rest with the Warrant Agent to determine compliance of the transferor or transferee with applicable securities laws. Other than as specifically set forth in this Warrant Indenture, the Warrant Agent shall be entitled to assume that all transfers are legal and proper.

Section 9.3 Evidence, Experts and Advisers.

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Law or as the Warrant Agent may reasonably require by written notice to the Corporation.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, be protected in acting and relying as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, or pursuant to any provision hereof or any Applicable Law.

(3) Whenever it is provided in this Indenture or under Applicable Law that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(4) Whenever Applicable Law requires that evidence referred to in Subsection 9.3(1) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by one or more of the Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer, Executive Vice-President, Vice-President, Secretary, Controller, Treasurer, or any Assistant-Secretary or Assistant-Treasurer of the Corporation and may be relied upon by the Warrant Agent in good faith without further inquiry.

(5) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(6) The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligent action on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent. The Corporation will pay or reimburse the Warrant Agent for any reasonable fees, expenses and disbursements of such Counsel and advisors.

(7) The Warrant Agent shall be protected in acting and relying upon any written notice, opinions, reports, certificates, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and signed by any person required to or entitled to execute and deliver to the Warrant Agent any such Documents in connection with this Indenture, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any Document received either in facsimile or by e-mail of a pdf form.

Section 9.4 Documents, Monies, etc. Held by Warrant Agent.

Any monies, securities, documents of title or other instruments that may at any time be held by the Warrant Agent may be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank listed in Schedule I of the Bank Act (Canada), or deposited for safekeeping with any such bank. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall, subject to section 5.4, belong to the Corporation and shall be paid to the Corporation upon discharge of this Indenture.

For greater certainty, upon the Warrant Agent receiving any amount on account of the Exercise Price, the Warrant Agent shall promptly transmit such funds to the Corporation. The amounts held by the Warrant Agent pursuant to this Indenture are at the sole risk of the Corporation and, without limiting the generality of the foregoing, the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an approved bank pursuant to this section, including any losses resulting from a default by the Schedule I Canadian chartered bank or other credit losses (whether or not resulting from such default).

Section 9.5 Actions by Warrant Agent to Protect Interest.

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

Section 9.6 Warrant Agent Not Required to Give Security.

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the agency, duties, obligations and powers of this Indenture or otherwise in respect of the premises.

Section 9.7 Protection of Warrant Agent.

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent, it is expressly declared and agreed as follows:

(a) the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the Authentication of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b) nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation;

(e) the Corporation hereby indemnifies and agrees to hold harmless the Warrant Agent, its affiliates, their current and former officers, directors, employees, agents, successors and assigns (the "Indemnified Parties") from and against any and all liabilities whatsoever, losses, damages, penalties, claims, demands, actions, suits, proceedings, costs, charges, assessments, judgments, expenses and disbursements, including reasonable legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Indemnified Parties, whether at law or in equity, in any way caused by or groundless or otherwise, arising, directly or indirectly from or out of any act, omission or error, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Indemnified Parties' duties, or any other services that Warrant Agent may provide in connection with or in any way relating to this Indenture. The Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding; provided that the Corporation shall not be required to indemnify the Indemnified Parties in the event of the gross negligence, wilful misconduct, bad faith or fraud of the Warrant Agent, and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Indenture;

(f) notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Warrant Agent under this Indenture in the twelve (12) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any: (a) breach by any other party of applicable securities laws or other applicable rules of any applicable securities regulatory authority; (b) lost profits; or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(g) if any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall delay the release of such funds and the related Common Shares until such uncertified cheque has cleared the financial institution upon which the same is drawn;

(h) the forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque; and,

(i) The Warrant Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith or willful misconduct.

Section 9.8 Replacement of Warrant Agent; Successor by Merger

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than sixty (60) days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply to a judge of Superior Court of the Province of Ontario on such notice as such judge may direct, for the appointment of a new warrant agent; but any new warrant agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this Section 9.8 shall be an entity authorized to carry on the business of a trust company in the Province of Ontario and, if required by the Applicable Law for any other provinces, in such other provinces. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder. without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that any resignation or removal of the Warrant Agent (subject to Section 9.13(2)) and appointment of a successor warrant agent shall not become effective until the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor warrant agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2) Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2.

(3) Any Warrant Certificates Authenticated but not delivered by a predecessor Warrant Agent may be Authenticated by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

(4) Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to the business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Warrant Agent under Section 9.8(1).

(5) In case at any time the name of the Warrant Agent is changed and at such time any of the Warrant Certificates have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates have not been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates will have the full force provided in the Warrant Certificates and in this Indenture.

Section 9.9 Conflict of Interest

(1) The Warrant Agent represents to the best of its knowledge to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Warrant Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within ninety (90) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties and obligations hereunder to a successor Warrant Agent approved by the Corporation and meeting the requirements set forth in Section 9.8(1). Notwithstanding the foregoing provisions of this Section 9.9(1), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(2) Subject to Section 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation without being liable to account for any profit made thereby.

Section 9.10 Acceptance of Agency

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

Section 9.11 Warrant Agent Not to be Appointed Receiver.

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Section 9.12 Warrant Agent Not Required to Give Notice of Default.

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

Section 9.13 Anti-Money Laundering.

(1) Each party to this Agreement other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Agreement, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

(2) The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) day's written notice to the other parties to this Indenture, provided: (a) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

Section 9.14 Compliance with Privacy Code.

The Corporation acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent's legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

The Corporation acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as an agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Further, the Corporation agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Corporation has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

ARTICLE 10

GENERAL

Section 10.1 Notice to the Corporation and the Warrant Agent.

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or by facsimile or by pdf via email:

(a) If to the Corporation:

HIVE Blockchain Technologies Ltd.

WeWork c/o HIVE Blockchain Technologies Ltd.

555 Burrard Street
Vancouver, BC V7X 1M8

Attention: Darcy Daubaras, Chief Financial Officer

Email: darcy@hiveblockchain.com

with a copy to (which shall not constitute notice):

Peterson McVicar LLP

18 King St. E, Suite 902

Toronto, ON M5C 1C4

Attention: Dennis Peterson

Email: dhp@petelaw.com

(b) If to the Warrant Agent:

TSX Trust Company

301 - 100 Adelaide Street West
Toronto, ON M5H 4H1

Attention: Vice President, Trust Services

Email: tmxestaff-corporatetrust@tmx.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received and given on the date of delivery or, if mailed, on the fifth (5th) Business Day following the date of mailing such notice or, if sent by facsimile or email, on the next Business Day following the date of transmission.

(2) The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed, as provided in Section 10.1(1), or given by facsimile, email or other means of prepaid, transmitted and recorded communication.

Section 10.2 Notice to Warrantholders.

(1) Unless otherwise provided herein, notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by ordinary prepaid post addressed to such holders at their addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively received and given on the date of delivery or, if mailed, on the third (3rd) Business Day following the date of mailing such notice. In the event that Warrants are held in the name of the Depository, a copy of such notice shall also be sent by electronic communication to the Depository and shall be deemed received and given on the day it is so sent.

(2) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Warrantholders to the address for such Warrantholders contained in the register maintained by the Warrant Agent or such notice may be given, at the Corporation's expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks and any so notice published shall be deemed to have been received and given on the latest date the publication takes place.

(3) Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

Section 10.3 Ownership of Warrants.

The Corporation and the Warrant Agent may deem and treat the Warrantholders as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such Warrantholder of the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

Section 10.4 Counterparts.

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed copy of the Indenture by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of a facsimile or PDF copy of this Indenture and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement as of the date hereof.

Section 10.5 Satisfaction and Discharge of Indenture.

Upon the earlier of:

(a) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants, (or such other instructions, in a form satisfactory to the Warrant Agent, in the case of Uncertificated Warrants), or by way of standard processing through the NCI system in the case of a Global NCI Position and there shall be no further Warrants remaining issuable thereunder; or

(b) the Expiry Time;

and if all certificates or other entry on the register representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

Section 10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders.

Nothing in this Indenture or in the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

Section 10.7 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided.

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a) the names (other than the name of the Corporation) of the Warrantholders which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any of its subsidiaries; and

(b) the number of Warrants owned legally or beneficially by the Corporation;

and the Warrant Agent shall be entitled to rely on such certificate without any additional evidence.

Section 10.8 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

Section 10.9 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 10.9.

Section 10.10 Assignment, Successors and Assigns

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation. Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Section 10.11 Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder's funds which were paid on exercise have already been released to the Corporation by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Warrant Agent of any underlying shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and cause the cancellation of any such underlying shares on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Corporation by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, the Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this Section 10.11 nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section 10.11. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

Per:	/s/ "Frank Holmes"
Name: Frank Holmes
Title: Interim CEO and Executive Chairman

Per:	/s/ "Darcy Daubaras"
Name: Darcy Daubaras
Title: Chief Financial Officer

TSX TRUST COMPANY

By:	/s/ "Donald Crawford"
Name: Donald Crawford
Title: Senior Trust Officer

By:	/s/ "Sumit Khanna"
Name: Sumit Khanna
Title: Corporate Trust Officer

Signature Page to Warrant Indenture

SCHEDULE "A"

FORM OF WARRANT CERTIFICATE

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 4:00 P.M. (TORONTO TIME) ON MAY 30, 2024 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

Include on Certificated Warrants issued in the United States or to a U.S. Person:

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LAWS OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE AND A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE SECURITIES REPRESENTED HEREBY [AND IF A WARRANT, THE FOLLOWING SHALL BE ADDED: AND THE SECURITIES ISSUABLE PURSUANT HERETO] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF HIVE BLOCKCHAIN TECHNOLOGIES LTD. (THE "CORPORATION") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144A, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT OR (2) RULE 144, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED STATES, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES."

WARRANTS TO PURCHASE COMMON SHARES
OF
HIVE BLOCKCHAIN TECHNOLOGIES LTD.
(the "Corporation")

Warrant	Certificate for ______________________________ Warrants,

Certificate No. ●	each entitling the holder to acquire one common share (subject to adjustment as provided for in the Warrant Indenture (as defined below))

CUSIP: 43366H142

ISIN: CA43366H1423

THIS IS TO CERTIFY THAT, for value received, ● (the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of HIVE Blockchain Technologies Ltd. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture (as such term is defined below), to purchase at any time before 4:00 p.m. (Toronto time) (the "Expiry Time") on May 30, 2024 (the "Expiry Date"), one common share in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each Warrant subject to adjustment in accordance with the terms of the Warrant Indenture.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Notice") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with the Exercise Notice to the Warrant Agent at the principal office of the Warrant Agent, in the city of Toronto, Ontario together with a certified cheque, bank draft, or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Notice and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of Warrants shall be $6.00 per Common Share (the "Exercise Price").

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Notice at their respective addresses specified therein or, if so specified in the Exercise Notice, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Warrants are exercised than the number that can be exercised pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not so exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the ("Warrant Indenture") dated as of November 30, 2021 between the Corporation and TSX Trust Company, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates representing the same number of Warrants as the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders holding a specific majority of the Warrants that can be exercised at such time.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Warrant Agent in Toronto, Ontario, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

Capitalized terms used herein and not otherwise defined shall have the meaning attributed to such terms in the Warrant Indenture.

The Warrants and the Warrant Indenture shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

This Warrant Certificate will not be valid for any purpose until it has been Authenticated by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

All dollar amounts herein are expressed in the lawful currency of Canada.

The parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language. Les parties aux présentes déclarent qu'elles ont exigé que la présente convention, de même que tous les documents s'y rapportant, soient rédigés en anglais.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of ●.

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By:
Authorized Signatory

Countersigned and Registered by:

TSX TRUST COMPANY

By:
Authorized Signatory

FORM OF TRANSFER

To: TSX TRUST COMPANY

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to _____________________________________________________________________________________ _______________________________________________________________________ (print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

In the case of a Warrant Certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐ (A) the transfer is being made only to the Corporation;

☐ (B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and if required by the Warrant Agent, the holder has provided to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect, or

☐ (C) the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

If the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation to such effect.

☐ If transfer is to a U.S. Person, check this box. DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
) )
Signature of Transferor
) )

)
)
Guarantor's Signature/Stamp	)
Name of Transferor
) )

CERTAIN REQUIREMENTS RELATING TO TRANSFERS - READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All security holders or a legally authorized representative must sign this form The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

• Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

• Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guarantee" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

• Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, TSX Trust Company is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

SCHEDULE "B"

EXERCISE NOTICE

TO: HIVE BLOCKCHAIN TECHNOLOGIES LTD. (the "Corporation")

AND TO: TSX TRUST COMPANY

100 Adelaide Street West, Suite 301 Toronto, Ontario M5H 4H1

The undersigned holder of the Warrants evidenced by the Warrant Certificate hereby exercises the right to acquire ____________ (A) common shares (the "Common Shares") of the Corporation.

Exercise Price Payable: __________________________________________________

((A) multiplied by $6.00 subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

Any capitalized term in this Exercise Notice that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned represents, warrants and certifies as follows (one of the following must be checked):

☐ (A) the undersigned holder at the time of exercise of the Warrants is either:

(i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. Person by a professional fiduciary organized, incorporated, or (if an individual) resident in the United States; or (ii)(A) at the time of exercise of the Warrants is not in the United States; (B) is not a U.S. Person and is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States; (C) did not execute or deliver the exercise form in the United States; and (D) was not a U.S. Person or in the United States when the Warrants were acquired; and (E) was not a U.S. Person or in the United States at the time the Warrants were offered to such holder; OR

☐ (B) -the undersigned holder has delivered to the Corporation and the Corporation's transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Corporation) or such other evidence reasonably satisfactory to the Corporation to the effect that with respect to the Common Shares to be delivered upon exercise of the Warrants, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Corporation and TSX Trust Company may require evidence to verify the foregoing representations.

Notes: (1) Certificates will not be registered or delivered to an address in the United States unless Box B above is checked.

"United States" and "U.S. Person" are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social	Address(es)	Number of
Insurance Number(s) (if		Common Shares
applicable)

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to TSX TRUST

COMPANY, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Attention: Corporate Actions.

DATED this ____day of _____, 20__.

)
)
	)	(Signature of Warrantholder, to be the same as appears on the face of the Warrant Certificate)
)
)
)
)
Witness	)

Name of Warrantholder

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

C-1

SCHEDULE "C"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: TSX TRUST COMPANY

as registrar and transfer agent for the Warrants and Common Shares issuable upon exercise of the Warrants of HIVE BLOCKCHAIN TECHNOLOGIES LTD. (the "Corporation").

AND TO: The Corporation

The undersigned: (a) acknowledges that the sale of the ______________ securities of Hive Blockchain Technologies Ltd. (the "Corporation") to which this declaration relates, represented by certificate number ______________, is being made in reliance on Rule 904 of Regulation S ("Regulation S") under the United

States Securities Act of 1933, as amended (the "U.S. Securities Act"); and (b) certifies that: (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either: (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States; or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Unless otherwise specified, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this ____day of _____, 20__.

(Name of Seller)

By:
Name: